UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía announces sale of assets by its subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”)

Buenos Aires, September 16, 2011. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announces today that the Board of Directors of its subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) has accepted a proposal from Andes Energía Argentina S.A. (“Andes”), in which said company offered to buy from EDENOR an option for a consideration of US$1,500,000.

The option will grant Andes the right to:

(i)   In case that the spinoff of EMDERSA is completed during the term of 2 years, to buy 78.44% of the share capital that EDENOR indirectly holds in Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”) for a price of US$20,290,255. This acquisition price will be paid in two installments, the first one of US$5,290,255 90 calendar days after the proposal’s acceptance but not prior to 45 calendar days after said acceptance and not later than December 15, 2011 (“Option Exercise Date”). The remaining balance, US$15,000,000, will be paid two years from the proposal’s acceptance, accruing an annual interest rate of 12.5%, which will be paid semi-annually.

(ii)  In case that the spinoff of EMDERSA is not completed during the term of 2 years, the option will grant Andes the right to acquire 20.27% of the share capital and voting rights that EDENOR will indirectly hold in Emdersa, paying the same price and in the same way as previously indicated in bullet (i).

In this last case, on the Option Exercise Date Andes could choose not to pay the remaining balance (US$15,000,000) and acquire instead 6.32% of the share capital and voting rights that EDENOR will indirectly hold in EMDERSA.

The proposal also implies, on the Option Exercise Date, Andes’ commitment to settle or acquire the total financial credit granted by EDENOR to EDELAR for an amount of AR$31,178,000, plus interests accrued to the date of settlement.

In order to implement the informed transaction, EDENOR will contribute 53.64% of the share capital and voting rights of EMDERSA to a new company to be established (“EMDERSA HOLDING”) and, in consequence, the transfer of shares of EMDERSA in favor of Andes will be done through EMDERSA HOLDING.

On the Option Exercise Date and up to the completion of the transaction hereby described, the share capital which is the object of this transaction will be transferred to a guarantee trust that will be established in order to secure the parties’ obligations, while maintaining EDENOR’s control in EMDERSA.

For further information, contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella – Special Projects Manager and Investor Relations Officer

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: 5411 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 16, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.